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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number 1-11130

                                 ALCATEL LUCENT
                (Translation of registrant's name into English)

                               54, rue La Boetie
                              75008 Paris - France
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F  [X}          Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes  [ ]                No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

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REDEMPTION OF LUCENT TECHNOLOGIES, INC.'S 8% CONVERTIBLE SUBORDINATED DEBENTURES

On February 27, 2007, Lucent Technologies, Inc. notified The Bank of New York, as trustee for Lucent's 8% Convertible Subordinated Debentures due 2031 (the "Debentures"), of Lucent's election to redeem, on March 30, 2007 and pay on such date, all $486,545,000.00 principal amount of its outstanding Debentures.

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                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 ALCATEL LUCENT




Date: March 2, 2007                By:  /s/ Scott Ashby
                                        ----------------------------
                                        Scott Ashby
                                        Deputy Chief Financial Officer